Hartford Mutual Funds, Inc.
N-SAR Annual
October 31, 2006

Sub-Item 77D: Policies with respect to security investments

The Hartford Income Fund (the “Fund”) has revised its principal investment strategy to increase the amount of the Fund's assets that may be invested in securities of foreign issuers and non-dollar securities.  The Fund may now invest up to 30% of its total assets in securities of foreign issuers and non-dollar securities and 10% of its total assets in issues purchased as defaulted securities.